

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 29, 2024

Sean D. Goodman
Executive VP, International Operations, CFO and Treasurer
AMC Entertainment Holdings, Inc.
One AMC Way, 11500 Ash Street
Leawood, KS 66211

> **Re: AMC Entertainment Holdings, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2023**
> **File No. 001-33892**

Dear Sean D. Goodman:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Trade & Services